UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **January 28, 2003**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 5. Other Events
AirTran Holdings, Inc. is filing as Exhibit 99 to this Form 8-K a press release issued by AirTran Holdings, Inc. and AirTran Airways, Inc. on January 28, 2003 announcing financial results for the fourth quarter of 2002.

Item 7. Financial Statements and Exhibits
  (c) Exhibits. The following exhibit is filed with this Report:

    99 - Press Release of AirTran Holdings, Inc. and AirTran Airways, Inc. (January 28, 2003)

Item 9. Regulation FD
On January 28, 2003 members of AirTran Holdings, Inc. (the "Company") management held a conference call with investors to discuss the release of the Company's financial results for the fourth quarter and twelve months ended December 31, 2002 as well as certain information regarding estimates for 2003.

During this call, management noted the following among other things:

-- Total cash was $138.3 million at December 31, 2002.
-- Long-term debt was $199.7 million at December 31, 2002.
-- Total shareholders' equity was $51.9 million at December 31, 2002.
-- Available seat miles, excluding regional jets, are expected to grow in 2003 by approximately 22 percent as we take delivery of 23 Boeing 717 aircraft and retire our remaining DC-9 aircraft.
-- We are projecting an average fuel price between $0.85 and $0.90 per gallon for 2003, including all taxes and fees and assuming no adverse international developments. We have hedged approximately 60 percent of our projected aircraft fuel needs in the first quarter at $0.86 per gallon all-in, 45 percent in the second quarter, 35 percent in the third quarter and 20 percent in the fourth quarter of 2003.
-- Aircraft insurance and security costs are projected to decline approximately 8 to 10 percent due to lower insurance renewal rates offset by increased number of passengers.
-- Unit costs are projected to improve an additional 2 to 3 percent assuming no changes to our fuel cost guidance.
-- Non-aircraft capital expenditures are projected to be approximately $20 million for 2003.
-- Our effective income tax rate is estimated to be approximately 10 to 15 percent for 2003.

The information contained in this Form 8-K, including Exhibit 99, contains forward-looking statements. Statements regarding the Company's success, business model, improved operational performance and our ability to maintain or improve low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2001. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


AirTran Holdings, Inc.
(Registrant)


Date: January 28, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)



AirTran Airways, Inc.
(Registrant)


Date: January 28, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)


EXHIBIT 99

AIRTRAN HOLDINGS REPORTS NET INCOME OF $7.5 MILLION FOR FOURTH QUARTER AND $10.7 MILLION FOR THE FULL YEAR
- UNIT COSTS IMPROVE BY 8.8% FOR THE YEAR -

ORLANDO, Fla. (January 28, 2003) – AirTran Holdings, Inc., (NYSE: AAI), the parent company of AirTran Airways, Inc., today reported net income for the fourth quarter 2002 of $7.5 million or $0.10 per diluted share versus a loss of $14.2 million or $0.20 per diluted share in the year earlier period.

Fourth-quarter results of 2001 were reduced by $1.3 million or $0.02 per diluted share representing an adjustment to amounts received under a government grant program. There were no special adjustments in the fourth quarter of 2002.

Net income for the full-year 2002 was $10.7 million or $0.15 per diluted share compared to a profit of $21.7 million for 2001 before non-recurring adjustments.

The full-year 2002 results included a credit of $0.6 million or $0.01 per diluted share representing the final adjustment to the government grant program. During 2001 the Company recorded net pre-tax adjustments of $23.9 million and an after-tax adjustment of $0.7 million, resulting in a reported net loss for 2001 of $2.8 million or $0.04 per share.

"Once again, we are pleased to report another quarter of earnings, the third consecutive quarter of profitability this year," said Joe Leonard, chairman and chief executive officer. "On behalf of every member of the AirTran Airways team, I would like to thank our customers for their support. We appreciate your business and look forward to serving you again throughout 2003."

During the fourth quarter, capacity increased 39.3% year over year as AirTran Airways continued to add new fuel efficient Boeing 717 aircraft. Traffic increased 44.6% resulting in a 2.4 percentage point increase in load factor. Passenger yield increased 2.3% to 13.2 cents resulting in a 6.3% increase in year over year unit revenue to 8.8 cents.

Total revenue for 2002 increased 10.3% to $733.4 million compared to $665.2 million in 2001. Revenue passengers increased to 9.7 million or 16.3% on a year over year basis. Capacity increased 26.3% in 2002 driven by an increase of 5 aircraft, net of retirements, while traffic increased 23.9% resulting in a load factor of 67.6%.

Robert L. Fornaro, president and chief operating officer remarked: "Our operating performance steadily improved throughout the year as we added new 717s. In addition, our employees continued to deliver the caring customer service that distinguishes AirTran Airways from the other airlines. Great service and low fares will keep our customers coming back."

Fourth quarter operating cost per available seat mile improved by 4.8% to 8.4 cents compared to 8.8 cents in the fourth quarter of 2001. For the full year, unit costs improved 8.8% to 8.5 cents.

Stan Gadek, senior vice president of finance and chief financial officer said: "AirTran Airways' continued improvement in unit costs reflects the outstanding economic performance of the Boeing 717. In addition, AirTran Airways' Crew Members also contributed to the cost reductions by controlling expenses and achieving high levels of productivity. Our fourth quarter financial performance was truly a team effort."

Highlights of the airline's accomplishments in 2002 include:

-- Successfully launched service to new destinations, including Kansas City, Milwaukee, Rochester, West Palm Beach and Wichita, resulting in a total of 40 destinations and 400 flights each day
-- Launched AirTran JetConnect, a new regional jet service operated by Air Wisconsin
-- In partnership with Juniper Bank of Wilmington, Del., debuted reward-earning Visa credit card
-- Broke ground with Atlanta Mayor Shirley Franklin and members of the Atlanta City Council on a $14.5 million, 56,700 square-foot hangar at Hartsfield Atlanta International Airport
-- Served 9.7 million passengers in 2002 and 2.5 million in the fourth quarter – an all-time Company record for both periods
-- Took delivery of the 50th Boeing 717 aircraft and secured financing for 23 additional deliveries in 2003
-- Reached milestone of 56% of all bookings transacted via the Internet
-- Upgraded features on airtran.com including seat assignments on select fares and, through Expedia's Worldwide Travel Exchange, the ability to book hotel rooms
-- Named "Airline of the Year" by the Southeast Chapter of the American Society of Travel Agents for the fourth consecutive year
-- Named "Best Low Fare Airline" for a third time by *Entrepreneur* magazine
-- Forged a strategic partnership with The Coca Cola Company and became the first airline to offer Vanilla Coke® and Dasani® Water onboard

Editor's note: Statements regarding the Company's success, business model, improved operational performance and our ability to maintain or improve low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2001. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.

AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)
(Unaudited)

		Three Months Ended December 31,			Percent Change
		2002		2001*	
Operating Revenues:					
Passenger	$	194,347	$	131,253	48.1
Cargo		280		233	20.1
Other		5,643		3,494	61.5
Total operating revenues		200,270		134,980	48.4
Operating Expenses:					
Salaries, wages and benefits		55,563		39,821	39.5
Aircraft fuel		40,961		30,004	36.5
Aircraft rent		22,939		11,998	91.2
Distribution		10,184		9,169	11.1
Maintenance, materials and repairs		12,192		12,130	0.5
Landing fees and other rents		10,726		8,516	26.0
Aircraft insurance and security services		7,518		4,176	80.0
Marketing and advertising		4,365		3,623	20.5
Depreciation		4,411		5,321	(17.1)
Other operating		17,050		15,396	10.7
Government grant		–		1,300	--
Total operating expenses		185,909		141,454	31.4
Operating Income (Loss)		14,361		(6,474)	--
Other (Income) Expense:					
Interest income		(500)		(503)	(0.6)
Interest expense		7,358		7,762	(5.2)
SFAS 133 adjustment		–		497	--
Other expense, net		6,858		7,756	(11.6)
Income (Loss) Before Income Taxes		7,503		(14,230)	--
Income Tax Expense (Benefit)		--		(72)	--
Net Income (Loss)	$	7,503	$	(14,158)	--
Earnings (Loss) per Common Share					
Basic	$	0.11	$	(0.20)	--
Diluted	$	0.10	$	(0.20)	--
Weighted-average Shares Outstanding					
Basic		70,992		69,403	2.3
Diluted		72,131		69,403	3.9
EBITDAR**	$	41,711	$	12,145	243.4
Operating margin**		7.2 %		(3.8) %	11.0 pts.
Net margin**		3.7 %		(9.5) %	13.2 pts.
**Fourth Quarter Statistical Summary: **					
Revenue passengers		2,509,191		1,853,398	35.4
Revenue passenger miles (000s)		1,469,616		1,016,277	44.6
Available seat miles (000s)		2,219,048		1,593,348	39.3
Block hours		62,557		45,498	37.5
Passenger load factor		66.2 %		63.8%	2.4 pts.
Break-even load factor		63.7 %		70.0%	(6.3) pts.
Average fare	$	77.45	$	70.82	9.4
Average yield per RPM		13.22 ¢		12.92 ¢	2.3
Passenger revenue per ASM		8.76 ¢		8.24 ¢	6.3
Operating cost per ASM		8.38 ¢		8.80 ¢	(4.8)
Non-fuel operating cost per ASM		6.53 ¢		6.91 ¢	(5.5)
Average cost of aircraft fuel per gallon		92.62 ¢		85.87 ¢	7.9
Weighted-average number of aircraft		64		59	8.5

*   Certain 2001 amounts have been reclassified to conform with 2002 presentation.
**   Where appropriate, statistical calculations for 2001 exclude a government grant adjustment of $1.3 million.

AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)
(Unaudited)

		Year Ended December 31,			Percent Change
		2002		2001*	
Operating Revenues:					
Passenger	$	713,711	$	648,486	10.1
Cargo		1,206		1,937	(37.8)
Other		18,453		14,741	25.2
Total operating revenues		733,370		665,164	10.3
Operating Expenses:					
Salaries, wages and benefits		203,435		159,057	27.9
Aircraft fuel		154,467		139,355	10.8
Aircraft rent		72,690		35,363	105.6
Distribution		43,115		45,400	(5.0)
Maintenance, materials and repairs		47,288		68,670	(31.1)
Landing fees and other rents		42,291		35,672	18.6
Aircraft insurance and security services		29,323		12,511	134.4
Marketing and advertising		20,967		18,468	13.5
Depreciation		17,072		28,159	(39.4)
Other operating		72,159		67,188	7.4
Impairment loss/lease termination		--		46,069	--
Special charges		--		2,494	--
Government grant		(640)		(28,951)	(97.8)
Total operating expenses		702,167		629,455	11.6
Operating Income		31,203		35,709	(12.6)
Other (Income) Expense:					
Interest income		(2,102)		(4,959)	(57.6)
Interest expense		29,203		37,441	(22.0)
Convertible debt discount amortization		--		4,291	--
SFAS 133 adjustment		(5,857)		(2,204)	165.7
Other expense, net		21,244		34,569	(38.5)
Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle		9,959		1,140	773.6
Income Tax Expense (Benefit)		(786)		3,240	--
Income (Loss) Before Cumulative Effect of Change in Accounting Principle		10,745		(2,100)	--
Cumulative Effect of Change in Accounting Principle, Net of Tax		--		(657)	--
Net Income (Loss)	$	10,745	$	(2,757)	--
Basic Earnings (Loss) per Common Share					
Earnings (loss) before cumulative effect of change in accounting principle	$	0.15	$	(0.03)	--
Cumulative effect of change in accounting principle		--		(0.01)	--
Earnings (loss) per common share, basic	$	0.15	$	(0.04)	--
Diluted Earnings (Loss) per Common Share					
Earnings (loss) before cumulative effect of change in accounting principle	$	0.15	$	(0.03)	--
Cumulative effect of change in accounting principle		--		(0.01)	--
Earnings (loss) per common share, diluted	$	0.15	$	(0.04)	--
Weighted-average Shares Outstanding					
Basic		70,409		67,774	3.9
Diluted		73,153		67,774	7.9
EBITDAR**	$	120,325	$	118,843	1.2
Operating margin**		4.2 %		8.3 %	(4.1)pts.
Net margin**		1.4 %		3.1 %	(1.7)pts.

*   Certain 2001 amounts have been reclassified to conform with 2002 presentation.

**   Where appropriate, statistical calculations for 2002 exclude a government grant of $0.6 million. Statistical calculations for 2001 exclude impairment loss/lease termination, special charges, government grant and debt discount on convertible debt of $46.1 million, $2.5 million, $29.0 million and $4.3 million, respectively.

AirTran Holdings, Inc.
Consolidated Statements of Operations
(In thousands, except per share data and statistical summary)
(Unaudited)

| | | Year Ended December 31, | | Percent |
		2002	2001*	Change
Twelve Month Statistical Summary: **				
Revenue passengers		9,653,777	8,302,732	16.3
Revenue passenger miles (000s)		5,581,263	4,506,007	23.9
Available seat miles (000s)		8,255,809	6,537,756	26.3
Block hours		236,581	190,754	24.0
Passenger load factor		67.6 %	68.9 %	(1.3)pts.
Break-even load factor		66.7 %	66.3 %	0.4 pts.
Average fare	$	73.93	$ 78.11	(5.4)
Average yield per RPM		12.79 ¢	14.39 ¢	(11.1)
Passenger revenue per ASM		8.64 ¢	9.92 ¢	(12.9)
Operating cost per ASM		8.51 ¢	9.33 ¢	(8.8)
Non-fuel operating cost per ASM		6.64 ¢	7.20 ¢	(7.8)
Average cost of aircraft fuel per gallon		90.37 ¢	93.85 ¢	(3.7)
Weighted-average number of aircraft		62	55	12.7

*   Certain 2001 amounts have been reclassified to conform with 2002 presentation.
**   Where appropriate, statistical calculations for 2002 exclude a government grant of $0.6 million. Statistical calculations for 2001 exclude impairment loss/lease termination, special charges, government grant and debt discount on convertible debt of $46.1 million, $2.5 million, $29.0 million and $4.3 million, respectively.